SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For December, 2021
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 43.776.517/0001-80

Company Registry (NIRE): 35.3000.1683-1

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING

HELD ON NOVEMBER 24, 2021

DATE, TIME AND VENUE: November 24, 2021, at 11:00 a.m., at the headquarters of Companhia de Saneamento Básico do Estado de São Paulo (“Company” or “Sabesp”), at Rua Costa Carvalho, nº 300, Pinheiros, CEP 05429-000, in the City and State of São Paulo.

CALL NOTICE: Call notice published in the business section (Caderno Empresarial) of the São Paulo State Official Gazette on: (i) October 23, 2021, (ii) October 26, 2021 and (iii) October 27, 2021, pages 26 and 28 and 36, respectively, and in the Valor Econômico newspaper on: (i) October 23, 24 and 25, 2021, (ii) October 26, 2021 and (iii) October 27, 2021, pages A18, C5 and C5, respectively.

MEETING HELD IN AN EXCLUSIVELY DIGITAL MANNER: The Extraordinary Shareholders’ Meeting was exclusively digital, via the Zoom platform, without prejudice to the use of remote voting form as a mean to exercise the voting rights, pursuant to CVM Instruction 481, of December 17, 2009, as amended from time to time, as previously informed by the Company on the call notice and in the Shareholders’ Meeting Guide. The Annual and Extraordinary Shareholders’ Meeting was recorded in full and, pursuant to Article 21-V, Paragraph 1 of CVM Instruction 481, the shareholders who participated in the Meeting through the electronic system were considered as attending members and signatories of these minutes.

ATTENDANCE: Shareholders representing 81.52% of the Company’s total voting capital stock attended the Extraordinary Shareholders' Meeting, as per (i) the records of access to the digital plaatform made available by the Company; and (ii) the valid remote voting forms received through the Depository Center of B3 S.A. - BRASIL, BOLSA, BALCÃO, the bookkeeping agent of the Company’s shares and directly by the Company, pursuant to CVM regulations. The Chairman and the Secretary formalized the registration of shareholders’ attendance based on the signatures on these minutes.

Mario Engler Pinto Junior, Chair of Sabesp’s Board of Directors, Fernanda Montorfano, Thenard Figueiredo, and Victor Campinho, lawyers from the law firm Cescon Barrieu, and the following Sabesp employees were present: Priscila Costa da Silva, John Emerson da Silva and Victor Augusto Guerra Cardoso, Management Analysts of the Investor Relations Department, Carolina Alves Cardoso Santos and Melissa Martuscelli, attorneys of the Legal Administration, Marialve de Sousa Martins and Gerson Yaçumassa Yamanishi, members of Sabesp’s CEO’s Office.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

PRESIDING BOARD: Chair: Mario Engler Pinto Junior. Secretary: Marialve de Sousa Martins.

DISCLOSURE: The Management proposal and other pertinent documents, as per applicable legislation, were made available to shareholders at the Company's headquarters and on the websites of the Company, the CVM and B3.

AGENDA:

I.	To elect a member for the Eligibility and Advisory Committee.
II.	To elect a member of the Board of Directors to complete the term of office until the 2022 Annual Shareholders’ Meeting.
III.	Set the status of independent member to a member of the Board of Directors.
IV.	To elect a sitting member and his respective alternate of the Fiscal Council, to complete the term of office until the 2022 Annual Shareholders’ Meeting.
V.	To rectify the annual overall compensation of Management and members of the Audit Committee and the Fiscal Council for fiscal year 2021 approved at the Company’s Annual Shareholders’ Meeting held on 4/29/2021.

CLARIFICATIONS: The matters on the agenda were analyzed by the State Capital Defense Council – CODEC, as per Opinion 084/2021, of November 11, 2021, whose voting instructions were submitted by the representative of the São Paulo State Treasury (“State”), shareholder of the Company.

RESOLUTIONS: After reading the consolidated voting map of votes cast by means of remote voting forms, available for consultation by the attending shareholders pursuant to paragraph 4 of article 21-W of CVM Instruction 481/2009, and having also considered the votes of shareholders who participated in this meeting by means of the digital platform made available by the Company, the following resolutions were taken:

I. To approve, by a majority vote, with 99.86% of votes for, represented by 556,456,603 shares; 0.05% of votes against, represented by 274,442 shares; and 0.09% abstentions, represented by 488.035 shares, the nomination of Ms. CARLA ALMEIDA, Brazilian, divorced, architect, holder of identity card (RG) number 19.670.303-7 SSP/SP, inscribed in the register of individual taxpayers (CPF) under number 205.333.708-76, resident at Av. Professor Frederico Hermann Júnior, 345 - Alto de Pinheiros, São Paulo/SP, CEP: 05459-010, as a member of the Eligibility and Advisory Committee, replacing Laura Diaz Montiel. Accordingly, the Company's Eligibility and Advisory Committee will be composed as follows: FÁBIO AURÉLIO AGUILERA MENDES; CARLA ALMEIDA; and PAULA CRISTINA NASSIF ELIAS DE LIMA.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

The nomination of Ms. Carla Almeida was duly authorized by the government (ATG Letter 471/2021-SG), and the compliance of the applicable requirements was duly certified (Process SFP-PRC-2019/00266, which refers to the review of the member nomination process for the Company's Eligibility and Advisory Committee, pursuant to CODEC Resolution 03/2018). The investiture in the position must comply with the requirements, restrictions, and procedures set forth in the Bylaws, including those related to the submission of the property declaration. The Eligibility and Advisory Committee members will exercise their functions, without fixed term of office, and will not be entitled to any compensation. Members of the Eligibility and Advisory Committee who are also members of the Management body may not exercise the duties of strategic counsel to the management bodies, as provided for in the Bylaws.

II. To approve, by a majority vote, with 99.11% of votes for, represented by 552,237,928 shares; 0.83% of votes against, represented by 4,647,204 shares; and 0.06% abstentions, represented by 33,948 shares, the nomination of Mr. LEONARDO AUGUSTO DE ANDRADE BARBOSA, Brazilian, married, lawyer, holder of identification document (RG) OAB/DF number 22.105, inscribed in the register of individual taxpayers (CPF) under number 935.757.426-34, resident at SHIN QL 04, Conjunto 6, Casa 3 - Lago Norte – CEP 71.510-265 – Brasília-DF, as a member of the Board of Directors, to conclude the term until the 2022 Annual Shareholders' Meeting, in the position previously held by board member Wilson Newton de Mello Neto.

III. To approve, by a majority vote, with 99.87% of votes for, represented by 556,483,109 shares; 0.04% of votes against, represented by 246,295 shares; and 0.09% abstentions, represented by 489.676 shares, the status of Board member of WILSON NEWTON DE MELLO NETO, Brazilian, married, lawyer, holder of identity card (RG) number18.943.369-3 SSP/SP, inscribed in the register of individual taxpayers (CPF) under number 145.540.608-29, resident at Alameda Garibaldi, 374, Tamboré, Santana do Parnaíba, São Paulo, CEP: 06543-235, as an independent member of the Board of Directors, replacing Mr. Reinaldo Guerreiro who will leave the position.The nominations (items II and III) had the due government authorization (ATG Letter 460/2021-SG), and the compliance with the necessary legal and statutory requirements, including those provided for in Federal Law 13,303/2016 and in the State Decree 62.349/2016, was certified, regarding the autonomy of the members including, by the Eligibility and Counseling Committee, pursuant to the Bylaws, (Electronic Procedure SFP-PRC-2019/00374 and SFP-PRC-2019/0032, which deals with the verification of the process of appointment of members for the Board of Directors and the Audit Committee, respectively, pursuant to CODEC Resolution 03/2018). Pursuant to the Company's Bylaws, the elected members shall exercise their duties with a term of office in accordance with the other members' terms of office, and investiture in both positions shall comply with the requirements, restrictions, and procedures set forth in the current regulations, which shall be confirmed by the Company upon investiture. Compensation will be set based on this CODEC’s guidelines, as resolved at a Shareholders’ Meeting. Regarding the declaration of properties, the applicable state regulations must be observed. Accordingly, the Board of Directors will be composed as follows:

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

Chair:

MARIO ENGLER PINTO JUNIOR, 2nd term of office – 1st reappointment

Members:

BENEDITO PINTO FERREIRA BRAGA JUNIOR, as Chief Executive Officer;

LEONARDO AUGUSTO DE ANDRADE BARBOSA, 1st term of office;

CLAUDIA POLTO DA CUNHA, 1st term of office;

Independent Members:

WILSON NEWTON DE MELLO NETO, 2nd term of office – 1st reappointment;

FRANCISCO LUIZ SIBUT GOMIDE, 2nd term of office – 1st reappointment;

LUIS EDUARDO ALVES DE ASSIS, 1st term of office;

FRANCISCO VIDAL LUNA, 2nd term of office – 1st reappointment;

EDUARDO DE FREITAS TEIXEIRA, 1st term of office; and

WALTER LUIS BERNARDES ALBERTONI, minority shareholder representative - 1st term of office.

IV. To approve, by a majority vote, with 99.87% of votes for, represented by 556,473,992 shares; 0.05% of votes against, represented by 250,959 shares; and 0.09% abstentions, represented by 494.129 shares, the nomination of Ms. TARCILA REIS JORDÃO, Brazilian, married, lawyer, holder of identity card (RG) number 07.692.213-86 SSP/BA, inscribed in the register of individual taxpayers (CPF) under number 828.216.405-44, resident at Av. Dona Maria Helena Pereira de Moraes, 415 - Apto. 11A, Vila Andrade, São Paulo/SP, CEP: 05707-400; as sitting member, and of its respective alternate Mr. JAIME ALVES DE FREITAS, Brazilian, married, economist, holder of identity card (RG) number 891.486-9 SSP/PR, inscribed in the register of individual taxpayers (CPF) under number 233.308.809-53, resident at Rua Paes Leme, 215, Apto. 603 – Água – Pinheiros – São Paulo/SP, CEP: 05424-150, to complete the term of office until the 2022 Annual Shareholders’ Meeting.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

The members hereby nominated had the due government authorization (ATG Letter 460/2021-SG), and the compliance with the necessary legal and statutory requirements, including those provided for in Federal Law 13,303/2016, was certified by the Eligibility and Advisory Committee, pursuant to the Bylaws, (Electronic Procedure SFP-PRC-2019/00404 which deals with the verification of the process of appointment of members for the Company's Fiscal Council, pursuant to CODEC Resolution 03/2018). The investiture in the position will observe the requirements, impediments and procedures set forth in current regulations, which shall be verified upon investiture by the Company. Compensation will be set based on this CODEC’s guidelines, as resolved at a Shareholders’ Meeting. Regarding the declaration of properties, the applicable state regulations must be observed.

Accordingly, the Fiscal Council will be composed as follows:

FABIO BERNACCHI MAIA (2nd term of office – 1st reappointment) and his respective alternate HUMBERTO MACEDO PUCCINELLI (1st term of office);

ERNESTO MASCELLANI NETO (2nd term of office – 1st reappointment) and his respective alternate CASSIANO QUEVEDO ROSAS DE ÁVILA (3rd term of office – 2nd reappointment);

EDSON TOMAS DE LIMA FILHO (2nd term of office – 1st reappointment) and his respective alternate NANCI CORTAZZO MENDES GALUZIO (3rd term of office – 2nd reappointment);

TARCILA REIS JORDÃO and her respective alternate JAIME ALVES DE FREITAS (both in 1st term of office);

MARIA ELVIRA LOPES GIMENEZ and her respective alternate MASSAO FÁBIO OYA – minority shareholder representatives - (both in 1st term of office).

The Fiscal Council members will perform their duties until the next Annual Shareholders’ Meeting. If a sitting member is unable to attend a meeting, the respective alternate must do so and, if the alternate member is absent, one of the other alternate members must be called.

V. To approve, by a majority vote of the attending shareholders with 99.49% of votes cast in favor, represented by 554,367,782 shares; 0.42% of votes cast against, represented by 2,346,485 shares; and 0.09% abstentions, represented by 504.813 shares, the amendment to the overall annual compensation of Management and members of the Audit Committee and Fiscal Council for 2021, approved in the Annual Shareholders' Meeting of 4/29/2021, as provided for in Articles 152 and 162 of Federal Law 6,404/76, in the amount of up to seven million, nine hundred and eighty-seven thousand, five hundred and fifteen reais and five centavos (R$7,987,515.05), considering the current composition of the statutory bodies (Executive Board, Board of Directors, Fiscal Council and Audit Committee) upholding the individual compensation set at the Annual Shareholders' Meeting of April 29, 2021.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

These minutes were drawn up in summary format and will be published omitting the signatures of the attending shareholders, pursuant to paragraphs 1 and 2 of article 130 of Law 6,404/6.

DISSENTING VOTES, VOTES CAST AND ABSTENTIONS: The Presiding Board received and recorded the dissenting votes, votes cast and abstentions, which will be filed at the Company.

CLOSURE AND SIGNATURE OF THE MINUTES: In the absence of any other pronouncement, the Chair declared the Extraordinary Shareholders’ Meeting closed. These minutes were drawn up, read, approved and signed by the Chairman and Secretaries. The Chair and Secretaries of the presiding board, pursuant to Paragraphs 1 and 2 of Article 21-V of CVM Instruction 481, register the shareholders who participated in the Meetings via the remote voting form and at a distance through the digital platform provided by the Company, as listed in EXHIBIT II.

São Paulo, November 24, 2021.

Presiding: MARIO ENGLER PINTO JUNIOR, Chair. MARIALVE DE SOUSA MARTINS, Secretary.

This is a free English translation of the minutes drawn up in the Company’s Book of Minutes of Shareholders’ Meetings.

São Paulo, November 24, 2021.

MARIO ENGLER PINTO JUNIOR

Chair

MARIALVE DE SOUSA MARTINS

Secretary

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

Exhibit I

Attending shareholders List:

Pursuant to Paragraphs 1 and 2 of Article 21-V of the Brazilian Securities and Exchange Commission (CVM) Instruction 481/09, of December 17, 2009, as amended and in force, the attending shareholders are considered signatories of the minutes of this Meeting.

Shareholders attending the Extraordinary Shareholders' Meeting through the electronic system

TREASURY DEPARTMENT (p.p. Bruno Lopes Megna)

SILVIO TINI DE ARAUJO; (p.p. Barbara Silveira Dafferner)

THE BANK OF NEW YORK ADR DEPARTMENT (p.p. Andrea de Almeida de Castro Rodrigues)

AMUNDI FUNDS; AMUNDI INDEX SOLUTIONS; LCL ACTIONS EMERGENTS; BNP PARIBAS FUNDS ECOSYSTEM RESTORATION; FIDELITY FUNDS SICAV (p.p. Ricardo José Martins Gimenez)

Shareholders attending the Extraordinary Shareholders' Meeting through the Remote Voting Form

WELLINGTON MANAGEMENT FUNDS (IRELAND) PLC
CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM
LEGAL AND GENERAL ASSURANCE PENSIONS MNG LTD
BLACKROCK INSTITUTIONAL TRUST COMPANY NA
CITY OF LOS ANGELES FIRE AND POLICE PENSION PLAN
CIBC EMERGING MARKETS INDEX FUND
DOMINION RESOURCES, INC. MASTER TRUST
RUSSELL TR COMPANY COMMINGLED E. B. F. T. R. L. D. I. S.
IBM 401 (K) PLUS PLAN
IRISH LIFE ASSURANCE PLC
MANAGED PENSION FUNDS LIMITED
NORGES BANK
PACIFIC SELECT FUND
PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO
PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF NEW MEX
PUBLIC EMPLOYES RET SYSTEM OF MISSISSIPPI
RUSSELL INVESTMENTS INTERNATIONAL SHARES FUND
RUSSEL INVESTIMENT FUNDS NON.US. FUND
SOUTHERN CAL ED C N F Q C DC MT S ON P VD N G

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

STANDARD LIFE INVESTMENTS GLOBAL SICAV
STATE ST GL ADV TRUST COMPANY INV FF TAX EX RET PLANS
STICHTING PHILIPS PENSIOENFONDS
TEACHER RETIREMENT SYSTEM OF TEXAS
CONSULTING GROUP CAPITAL MKTS FUNDS EMER MARKETS EQUITY FUND
THE EMERGING M.S. OF THE DFA I.T.CO.
VANGUARD INVESTMENT SERIES PLC
STATE OF NEW JERSEY COMMON PENSION FUND D
SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND
CAISSE DE DEPOT ET PLACEMENT DU QUEBEC
COMMONWEALTH OF PENNSYLV.PUB.SCHOOL EMP RET S
RUSSELL INVESTMENT COMPANY - RUSSELL I D MARKETS FUND
STATE STREET VARIABLE INSURANCE SERIES FUNDS, INC
IN BK FOR REC AND DEV,AS TR FT ST RET PLAN AND TR/RSBP AN TR
STATE OF MINNESOTA STATE EMPLOYEES RET PLAN
ALBERTA INVESTMENT MANAGEMENT CORPORATION
USAA INTERNATIONAL FUND
WASHINGTON STATE INVESTMENT BOARD
RUSSELL INVESTMENT COMPANY PUBLIC LIMITED COMPANY
LOS ANGELES COUNTY EMPLOYEES RET ASSOCIATION
NEW ZEALAND SUPERANNUATION FUND
FORD MOTOR CO DEFINED BENEF MASTER TRUST
FORD MOTOR COMPANY OF CANADA, L PENSION TRUST
INTERNATIONAL MONETARY FUND
MUNICIPAL E ANNUITY A B FUND OF CHICAGO
SALT RIVER PIMA-MARICOPA INDIAN C
BP PENSION FUND
ILLINOIS MUNICIPAL RETIREMENT FUND
UTAH STATE RETIREMENT SYSTEMS
WORKPLACE HEALTH S C COM NEW BRUNSWICK
BOARD OF PENSIONS OF THE EVANGELICAL LUTHERAN CHURCH IN AMER
PRUDENTIAL RETIREM INSURANCE AND ANNUITY COMP
JOHN HANCOCK VARIABLE INS TRUST INTERN EQUITY INDEX TRUST
NTGI QUANTITATIVE MANAGEMENT COLLEC FUNDS TRUST
RUSSEL INVESTMENTS GLOBAL EQUITY POOL
THE REGENTS OF THE UNIVERSITY OF CALIFORNIA

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

VALIC COMPANY II - INTERNATIONAL OPPORTUNITIES FUND
EMER MKTS CORE EQ PORT DFA INVEST DIMENS GROU
ALASKA PERMANENT FUND
CITY OF NEW YORK GROUP TRUST
RBS PENSION TRUSTEE LIMITED
BLACKROCK LIFE LIMITED - DC OVERSEAS EQUITY FUND
CANADA POST CORPORATION REGISTERED PENSION PLAN
THE SEVENTH SWEDISH NATIONAL PENSION FUND - AP7 EQUITY FUND
WELLINGTON DIVERSIFIED INFLATION HEDGES FUND
SCHLUMBERGER COMMON INVESTMENT FUND LIMITED
ISHARES PUBLIC LIMITED COMPANY
NTGI QM COMMON DAILY ALL COUNT WORLD EXUS EQU INDEX FD LEND
GOVERNMENT EMPLOYEES SUPERANNUATION BOARD
NORTHERN EMERGING MARKETS EQUITY INDEX FUND
THE NOMURA T AND B CO LTD RE I E S INDEX MSCI E NO HED M FUN
PARAMETRIC EMERGING MARKETS FUND
ACTIVE M INTERNATIONAL EQUITY FUND
CHEVRON UK PENSION PLAN
ALASKA COMMON TRUST FUND
ISHARES MSCI BRAZIL ETF
ALLIANCEBERNSTEIN COLLECTIVE INVESTMENT TRUST SERIES
ISHARES II PUBLIC LIMITED COMPANY
SUNSUPER SUPERANNUATION FUND
MFS HERITAGE TRUST COMPANY COLLECTIVE INVESTMENT TRUST
SPDR SP EMERGING MARKETS ETF
BRUNEI INVESTMENT AGENCY
STATE OF IDAHO, ENDOWMENT FUND INVESTMENT BOARD
MONTANA BOARD OF INVESTMENTS
NEW YORK STATE TEACHERS RETIREMENT SYSTEM
VIRGINIA RETIREMENT SYSTEM
THE TEXAS EDUCATION AGENCY
COUNTY EMPLOYEES ANNUITY AND BENEFIT FD OF THE COOK COUNTY
RUSSELL INVESTMENT COMPANY GLOBAL EQUITY FUND
JOHN HANCOCK FUNDS II EMERGING MARKETS FUND
FUTURE FUND BOARD OF GUARDIANS
IPROFILE INTERNATIONAL EQUITY PRIVATE POOL

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

CITI RETIREMENT SAVINGS PLAN
NATIONAL COUNCIL FOR SOCIAL SECURITY FUND
IVESCO FTSE RAFI EMERGING MARKETS ETF
RUSSEL OVERSEAS EQUITY POOL
NORTHERN TRUST INVESTIMENT FUNDS PLC
BRITISH COLUMBIA INVESTMENT MANAGEMENT CORPORATION
ISHARES MSCI BRIC ETF
PEOPLE S BANK OF CHINA
PUBLIC SECTOR PENSION INVESTMENT BOARD
SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND
COLLEGE RETIREMENT EQUITIES FUND
EATON VANCE COLLECTIVE INVESTMENT TFE BEN PLANS EM MQ EQU FD
INVESCO GLOBAL WATER ETF
EATON VANCE INT (IR) F PLC-EATON V INT (IR) PAR EM MKT FUND
LEGAL GENERAL INTERNATIONAL INDEX TRUST
VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF
THE BANK OF NEW YORK MELLON EMP BEN COLLECTIVE INVEST FD PLA
RUSSELL INSTITUTIONAL FDS, LLC - RI EQUITY FD
ISHARES II PUBLIC LIMITED COMPANY
NTGI-QM COMMON DAC WORLD EX-US INVESTABLE MIF - LENDING
HARTFORD INTERNATIONAL CAPITAL APPRECIATION FUND
AMERICAN HEART ASSOCIATION, INC.
PICTET - EMERGING MARKETS INDEX
PICTET - WATER
CUSTODY BANK OF JAPAN, LTD. RE: EMERG EQUITY PASSIVE MOTHR F
LAZARD INTERNATIONAL EQUITY SELECT PORTFOLIO
BELLSOUTH CORPORATION RFA VEBA TRUST
MFS DEVELOPMENT FUNDS, LLC
MFS MERIDIAN FUNDS - LATIN AMERICAN EQUITY FUND
PICTET CH INSTITUCIONAL-EMERGING MARKETS TRACKER
ALLIANCEBERNSTEIN L.P
PACIFIC SELECT FUND - PD EMERGING MARKETS PORTFOLIO
WISDOMTREE GLOBAL EX-U.S. QUALITY DIVIDEND GROWTH FUND
ARIZONA PSPRS TRUST
KAISER PERMANENTE GROUP TRUST
FIDELITY SALEM STREET TRUST: FIDELITY SERIES G EX US I FD

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

SCHWAB EMERGING MARKETS EQUITY ETF
ISHARES MSCI EMERGING MARKETS ETF
THE BANK OF N. Y. M. (INT) LTD AS T. OF I. E. M. E. I. F. UK
INVESCO MARKETS III PLC - INV FTSE RI EMERGING MARK U ETF
AB BOND FUND, INC. - AB ALL MARKET REAL RETURN PORTFOLIO
CHANG HWA CO BANK, LTD IN ITS C AS M CUST OF N B FUND
QSUPER
BMO MSCI EMERGING MARKETS INDEX ETF
WELLINGTON TRUST COMPANY N.A.
FIRST TRUST EMERGING MARKETS ALPHADEX FUND
NTGI-QM COMMON DAILY EMERGING MARKETS EQUITY I F- NON L
THE HARTFORD GLOBAL REAL ASSET FUND
THE HARTFORD INTERNATIONAL VALUE FUND
TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY I F
LEGAL GENERAL GLOBAL EMERGING MARKETS INDEX FUND
CUSTODY B. OF J. LTD. RE: STB D. E. E. F. I. M. F.
BNYM MELLON CF SL EMERGING MARKETS STOCK INDEX FUND
SSGA MSCI ACWI EX-USA INDEX NON-LENDING DAILY TRUST
DELA DEPOSITARY ASSET MANAGEMENT B.V.
PF INTERNATIONAL VALUE FUND
ULSTER BANK PENSION SCHEME
VOYA EMERGING MARKETS HIGH DIVIDEND EQUITY FUND
QIC INTERNATIONAL EQUITIES FUND
FIRST TRUST BRAZIL ALPHADEX FUND
FIRST TRUST LATIN AMERICA ALPHADEX FUND
SSGA SPDR ETFS EUROPE I PLC
EUROPEAN CENTRAL BANK
JOHN HANCOCK HEDGED EQUITY INCOME FUND
VANGUARD EMERGING MARKETS SELECT STOCK FUND
VERDIPAPIRFONDET KLP AKSJE FREMVOKSENDE MARKEDER INDEKS I
TOTAL INTERNATIONAL EX U.S. I MASTER PORT OF MASTER INV PORT
ISHARES MSCI ACWI ETF
ISHARES MSCI ACWI ETF
NAT WEST BK PLC AS TR OF ST JAMES PL GL EQUITY UNIT TRUST
FIDELITY SALEM STREET T: FIDELITY E M INDEX FUND
FIDELITY SALEM STREET T: FIDELITY G EX U.S INDEX FUND

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

BRUCE POWER PENSION PLAN
NGS SUPER
FLEXSHARES MORNINGSTAR GLOBAL UPSTREAM RESOURCES INDEX FUND
DWS ADVISORS EMERGING MARKETS EQUITIES-PASSIVE
ISHARES EMERGING MARKETS FUNDAMENTAL INDEX ETF
VOYA EMERGING MARKETS INDEX PORTFOLIO
VANGUARD FUNDS PUBLIC LIMITED COMPANY
LAZARD INTERNATIONAL EQUITY (ACW EX-U.S.) TRUST
MERCER QIF FUND PLC
NEW YORK LIFE INSURANCE COMPANY
CITY OF PHILADELPHIA PUB EMPLOYEES RET SYSTEM
ONEPATH GLOBAL EMERGING MARKETS SHARES(UNHEDGED) INDEX POOL
ASCENSION ALPHA FUND, LLC
COMMONWEALTH SUPERANNUATION CORPORATION
JOHN HANCOCK FUNDS II STRATEGIC EQUITY ALLOCATION FUND
RETIREMENT INCOME PLAN OF SAUDI ARABIAN OIL COMPANY
NFS LIMITED
FRONTIER COMMUNICATIONS PENSION PLAN
FLEXSHARES MORNINGSTAR EMERGING MARKETS FACTOR TILT INDEX F
SCHRODER EMERGING MARKETS FUND SUSTAINABLE FUND
ISHARES CORE MSCI EMERGING MARKETS ETF
ISHARES CORE MSCI TOTAL INTERNATIONAL STOCK ETF
BLACKROCK GLOBAL INDEX FUNDS
SCOTTISH WIDOWS INVESTMENT SOLUTIONS FUNDS ICVC- FUNDAMENTAL
ADVANCED SERIES TRUST - AST PRUDENTIAL GROWTH ALLOCATION POR
KAPITALFORENINGEN LAEGERNES PENSIONSINVESTERING, LPI AEM I I I
FIRST TRUST GLL FUND PLC - FIRST TR EMERG MKTS ALPH UCITS ET
GENERAL PENSION AND SOCIAL SECURITY AUTHORITY
CONNECTICUT GENERAL LIFE INSURANCE COMPANY
EXELON GENERATION COMP, LLC TAX QUALIFIED NUCLEAR DECOMM PAR
QS INVESTORS DBI GLOBAL EMERGING MARKETS EQUITY FUND LP
SCHWAB FUNDAMENTAL EMERG0ING MARKETS LARGE COMPANY INDEX ETF
CLINTON NUCLEAR POWER PLANT QUALIFIED FUND
THREE MILE ISLAND UNIT ONE QUALIFIED FUND
RUSSELL TRUST COMPANY COMMINGLED EMPLOYEE BENEFIT FUNDS T
STATE STREET IRELAND UNIT TRUST

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

FLEXSHARES STOXX GLOBAL BOND INFRASTRUCTURE INDEX FUND
METIS EQUITY TRUST
SPDR SP EMERGING MARKETS FUND
JOHN HANCOCK INFRASTRUCTURE FUND
DEUTSCHE X-TRACKERS MSCI ALL WORLD EX US HEDGED EQUITY ETF
PARTNERS GROUP LISTED INVESTMENTS SICAV - LISTED INFRASTRUCT
SCHRODER GLOBAL MULTI-CAP VALUE PORTFOLIO, L.P.
XTRACKERS (IE) PUBLIC LIMITED COMPANY
XTRACKERS
FIDELITY INVESTMENT FUNDS FIDELITY INDEX EMERG MARKETS FUND
THE MASTER TRUST BANK OF JAPAN, LTD. AS TR FOR MUTB400045792
NORTHERN TRUST COLLECTIVE ALL COUNTRY WORLD I (ACWI) E-U F-L
NORTHERN TRUST COLLECTIVE EMERGING MARKETS INDEX FUND-LEND
THE MASTER TRUST BANK OF JAPAN, LTD. TRUSTEE MUTB400045794
ST STR MSCI ACWI EX USA IMI SCREENED NON-LENDING COMM TR FD
ADVANCED SERIES TRUST - AST PRUDENTIAL FLEXIBLE M-S P
SPDR MSCI EMERGING MARKETS STRATEGICFACTORS ETF
CONSTRUCTION BUILDING UNIONS SUPER FUND
THE MASTER TRUST BANK OF JAP, LTD. AS TR. FOR MTBJ400045828
THE MASTER TRUST BANK OF JAP., LTD. AS TR. FOR MTBJ400045829
THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB4000
WELL MANAG FUNDS (LUXEMBOURG) - WELL EMERG MKTS R E FUND
NAT WEST BK PLC AS TR OF ST JAMES PL ST MANAGED UNIT TRUST
JPMORGAN DIVERSIFIED RETURN EMERGING MARKETS EQUITY ETF
BLACKROCK A. M. S. AG ON B. OF I. E. M. E. I. F. (CH)
SSGA SPDR ETFS EUROPE II PUBLIC LIMITED COMPANY
STATE STREET GLOBAL ALL CAP EQUITY EX-US INDEX PORTFOLIO
SCHRODER GEP GLOBAL EMERGING MARKETS FUND
SCHRODER COLLECTIVE INVESTMENT TRUST
LEGAL GENERAL GLOBAL EQUITY INDEX FUND
MOBIUS LIFE LIMITED
INTERNATIONAL EXPATRIATE BENEFIT MASTER TRUST
GODFOND SVERIGE VARLDEN
RUSSELL INSTITUTIONAL FUNDS, LLC-RUSSELL GLOBAL EQUITY P F
WILMINGTON MULTI-MANAGER ALTERNATIVES FUND
POOL REINSURANCE COMPANY LIMITED

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

LEGAL GENERAL U. ETF P. LIMITED COMPANY
LEGAL GENERAL COLLECTIVE INVESTMENT TRUST
PIMCO EQUITY SERIES: PIMCO RAE EMERGING MARKETS FUND
RUSSELL INVESTMENT COMPANY RUSSELL TAX-MANAGED INTERNATIONAL
PIMCO RAE EMERGING MARKETS FUND LLC
INVESTERINGSFORENINGEN D. I. I. G. AC R. - A. KL
INVESTERINGSFORENINGEN D. I. I. G. E. M. R. - A. KL
STATE STREET GLOBAL ADVISORS LUX SICAV - S S G E M I E FUND
STATE STREET EMERGING MARKETS EQUITY INDEX FUND
GUIDEMARK EMERGING MARKETS FUND
WM POOL - EQUITIES TRUST NO. 75
NORTHERN TRUST UCITS FGR FUND
VANGUARD INTERNATIONAL HIGH DIVIDEND YIELD INDEX F
WELL MGT FUNDS (LUXEMBOURG) II SICAV - WELL GL M A T R FD
FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING M I FUND
STATE STREET ICAV
SUNAMERICA SERIES TRUST- SA SCHRODERS VCP GLOBAL A PORTFOLIO
SPP EMERGING MARKETS PLUS
FIDELITY SALEM STREET T: FIDELITY TOTAL INTE INDEX FUND
MACKENZIE MAXIMUM DIVERSIFICATION EMERGING MARKETS INDEX ETF
ISHARES II PUBLIC LIMITED COMPANY
CUSTODY BANK OF JAPAN, LTD. AS TR F G CORE INFRA EQUITY FUND
DWS I. GMBH FOR DEAM-FONDS KG-PENSIONEN
VERDIPAPIRFONDET STOREBRAND INDEKS ALLE MARKEDER
SCHRODER INTERNATIONAL MULTI-CAP VALUE FUND
LEGAL GENERAL ICAV
VANGUARD INV FUNDS ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX F
MINISTRY OF ECONOMY AND FINANCE
PICTET - MULTI ASSET GLOBAL OPPORTUNITIES
JOHN HANCOCK FUNDS II INTERNATIONAL STRATEGIC EQUITY ALLOCAT
INVESTORS WHOLESALE EMERGING MARKETS EQUITIES TRUST
NATIONWIDE INTERNATIONAL SMALL CAP FUND
PARKER FOUNDATION, INC.
PICTET - GLOBAL MEGATREND SELECTION
CITITRUST LIM AS TR OF BLACK PREMIER FDS- ISH WOR EQU IND FD
FIDELITY SALEM STREET TRUST: FIDELITY FLEX INTERNATIONAL IND

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

WELLINGTON COMPOUND GROWTH, L.P.
HIGHLAND PUBLIC INFLATION HEDGES FUND
FIDELITY FIRST GLOBAL FUND
ISHARES MSCI EMERGING MARKETS EX CHINA ETF
PIMCO EQUITY SERIES: PIMCO RAFI DYNAMIC MULTI-FACTOR EMERGIN
EMERGING MARKETS EQUITY SELECT ETF
SPARTAN GROUP TRUST FOR EMPLYEE BENEFIT PLANS: SPARTAN EMERG
BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND
EMERGING MARKETS EQUITY INDEX MASTER FUND
EMERGING MARKETS EQUITY INDEX ESG SCREENED FUND B
EMERGING MARKETS INDEX NON-LENDABLE FUND
EMERGING MARKETS INDEX NON-LENDABLE FUND B
NEW SOUTH WALLES TR CORP AS TR FOR THE TC EMER MKT SHAR FUND
LEGAL GENERAL SCIENTIFIC BETA EMERGING MARKETS FUND, LLC
INVESCO PUREBETASM FTSE EMERGING MARKETS ETF
FRANKLIN LIBERTYSHARES ICAV
AQR INNOVATION FUND, L.P.
THE MASTER TRUST BANK OF JAPAN, LTD. AS TRU FO MTBJ400045849
THE INCUBATION FUND, LTD.
FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE BRAZI
VANGUARD EMERGING MARKETS STOCK INDEX FUND
VANGUARD INTERNATIONAL VALUE FUND
ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND
LEGAL GENERAL GLOBAL INFRASTRUCTURE INDEX FUND
COLONIAL FIRST STATE INVESTMENT FUND 50
PARAMETRIC TMEMC FUND, LP
JOHN HANCOCK DIVERSIFIED REAL ASSETS FUND
VARIABLE INSURANCE PRODUCTS FUND II: INTERNATIONAL
DEUTSCHE ASSET MANAGEMENT S.A. FOR ARERO - DER WEL
MSCI EQUITY INDEX FUND B - BRAZIL
SUNAMERICA SERIES TRUST SA EMERGING MARKETS EQUITY
MSCI ACWI EX-U.S. IMI INDEX FUND B2
FIDELITY CONCORD STREET TRUST: FIDELITY ZERO INT. INDEX FUND
INVESCO STRATEGIC EMERGING MARKETS ETF
VANGUARD ESG INTERNATIONAL
WEST YORKSHIRE PENSION FUND

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

VERDIPAPIRFONDET KLP AKSJE FREMVOKSENDE MARKEDER F
ISHARES (DE) I INVESTMENTAKTIENGESELLSCHAFT MIT TG
FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE LATIN
XTRACKERS MSCI ACWI EX USA ESG LEADERS EQUITY ETF
WELLINGTON TRUST COMPANY, NATIONAL ASSOCIATION MUL
LEIA GROUP TRUST
LVIP SSGA EMERGING MARKETS EQUITY INDEX FUND
AVIVA I INVESTMENT FUNDS ICVC - AVIVA I INTERNATIONAL I T F
DESJARDINS RI GLOBAL MULTIFACTOR - FOSSIL FUEL RES
VANGUARD FIDUCIARY TRT COMPANY INSTIT T INTL STK MKT INDEX T
KRANESHARES MSCI EMERGING MARKETS EX CHINA INDEX E
PHILADELPHIA GAS WORKS PENSION PLAN
FIDEICOMISO FAE
CHUBB CORPORATION MASTER RETIREMENT TRUST
AXA INVESTMENT MANAGERS SCHWEIZ AG ON BEHALF OF AX
SCHRODER QEP EMERGING MARKETS MULTI-CAP EQUITY TRU
KAPITALFORENINGEN MP INVEST, BASIS 3
MERCER UCITS COMMON CONTRACTUAL FUND
PLURIBUS LABS GLOBAL CORE EQUITY MASTER FUND LP
ABERDEEN INVESTMENT FUNDS UK ICVC II - ABERDEEN EM
THE SAUDI SECOND INVESTMENT COMPANY
VANGUARD ACTIVE EMERGING MARKET EQUITY FUND
RBC QUANT EMERGING MARKETS EQUITY LEADERS ETF
MIDDLETOWN WORKS HOURLY AND SALARIED UNION RETIREE
GUARDIAN GLOBAL UTILITIES VIP FUND
GOLDMAN SACHS ETF TRUST - GOLDMAN SACHS EMERGING M
SSTL AS DEPOSITARY OF FP BRUNEL PENSION PARTNERSHI
FIDELITY INVESTMENT FUNDS-FIDELITY SUST. WATER WASTE FUND
ASSET MANAGEMENT EXCHANGE UCITS CCF
VANGUARD F. T. C. INST. TOTAL INTL STOCK M. INDEX TRUST II
BLK MAGI FUND
KAPITALFORENINGEN EMD INVEST, EMERGING MARKETS IND
FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING
LEGAL GENERAL CCF
VANGUARD INVESTMENT SERIES PLC / VANGUARD ESG EMER
STICHTING PENSIOENFONDS PGB

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

ULSTER BANK PENSION TRUSTEES (R.I) LIMITED
NORDEA 1, SICAV - GLOBAL SOCIAL EMPOWERMENT FUND
ARERO - DER WELTFONDS -NACHHALTIG
FP BRUNEL PENSION PARTNERSHIP ACS - FP BRUNEL GLOB
MAINSTAY MACKAY INTERNATIONAL OPPORTUNITIES FUND
JOHN HANCOCK TRUST COMPANY COLLECTIVE INVESTMENT T
NATIONAL EMPLOYMENT SAVINGS TRUST
DESJARDINS RI EMERGING MARKETS - LOW CO2 INDEX ETF
ABERDEEN STANDARD OEIC V - ASI MULTI-ASSET CLIMATE
IMCO EMERGING MARKETS PUBLIC EQUITY LP
DODGE COX EMERGING MARKETS STOCK FUND
VANGUARD FUNDS PLC / VANGUARD ESG GLOBAL ALL CAP U
HSBC BANK PLC AS TRUSTEE OF STATE STREET AUT EMERG
QIC LISTED EQUITIES FUND
JNL EMERGING MARKETS INDEX FUND
GLOBAL X CLEAN WATER ETF
NEW AIRWAYS PENSION SCHEME
MACQUARIE MULTI-FACTOR FUND
MACQUARIE TRUE INDEX EMERGING MARKETS FUND
CUSTODY BANK OF JAPAN, LTD. RE: SMTB DAIWA/WELLING
INVESCO RAFI FUNDAMENTAL GLOBAL INDEX TRUST
HARTFORD SCHRODERS DIVERSIFIED EMERGING MARKETS FU
STICHTING JURIDISCH EIGENAAR ACHMEA INVESTMENT MAN
BRIDGEWATER ALL WEATHER SUSTAINABILITY 11, LP
BRIDGEWATER ALL WEATHER SUSTAINABILITY, LP
ALLIANZ GL INVESTORS GMBH ON BEHALF OF ALLIANZGI-FONDS DSPT
AVIVA INVESTORS
AVIVA LIFE PENSIONS UK LIMITED
BLACKROCK ASSET MANAG IR LT I ITS CAP A M F T BKR I S FD
ISHARES EMERGING MARKETS IMI EQUITY INDEX FUND
FORSTA AP-FONDEN
H.E.S.T. AUSTRALIA LIMITED
INVESTERINGSFORENINGEN NORDEA INVEST KLIMA OG MILJO KL
J.P. MORGAN EUROPE LIMITED AS TRUSTEES OF SCHRODER DIVER G F
SCHRODER QEP GLOBAL CORE FUND
SCHRODER GEP GLOBAL ACTIVE VALUE FUND

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

BUREAU OF LABOR FUNDS - LABOR PENSION FUND
BUREAU OF LABOR FUNDS - LABOR RETIREMENT FUND
MFS INTERNATIONAL NEW DISCOVERY FUND
NEW YORK STATE COMMON RETIREMENT FUND
NORDEA 1 - GLOBAL CLIMATE AND ENVIROMENT FUND
SAS TRUSTEE CORPORATION POOLED FUND
SCHRODER GLOBAL VALUE FUND
SCHRODER INTERNATIONAL SELECTION FUND
SPP AKTIEINDEXFOND GLOBAL
SPP EMERGING MARKETS SRI
STATE OF WYOMING
STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL
VANGUARD EMERGING MARKETS SHARES INDEX FUND
VANGUARD INTERNATIONAL EXPLORER FUND
VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE VAN S F

* * *

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: December 1, 2021

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Osvaldo Garcia
Name: Osvaldo Garcia Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.